UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE

Date	17 August 2021

Release Number	16/21

Woodside and BHP to create a global energy company

Woodside Petroleum Ltd (“Woodside”) and BHP Group (“BHP”) have entered into a merger commitment deed to combine their respective oil and gas portfolios by an all-stock merger (the “Transaction”) to create a global top 10 independent energy company by production.

On completion of the Transaction, BHP’s oil and gas business would merge with Woodside, and Woodside would issue new shares to be distributed to BHP shareholders. The expanded Woodside would be owned 52 per cent by existing Woodside shareholders and 48 per cent by existing BHP shareholders. The Transaction is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals.

With the combination of two high quality asset portfolios, the proposed merger would create the largest energy company listed on the ASX, with a global top 10 position in the LNG industry by production. The combined company will have a high margin oil portfolio, long life LNG assets and the financial resilience to help supply the energy needed for global growth and development over the energy transition.

Attractive strategic and financial rationale

The combination of Woodside and BHP’s oil and gas business is expected to deliver substantial value creation for both sets of shareholders from across a range of areas, including:

•	Greater scale and diversity of geographies, products and end markets through an attractive and long-life conventional portfolio

•	Resilient, high margin operating cash flows to fund shareholder returns and business evolution to support the energy transition

•	Strong growth profile with a plan to achieve targeted Scarborough FID in the 2021 calendar year and capacity to phase the most competitive, high-return options within the portfolio

•	Proven management and technical capability from both companies

•	Shared values and focus on sustainable operations, carbon management and ESG leadership

•

Estimated synergies of more than US$400 million (100 per cent basis, pre-tax) per annum from optimising corporate processes and systems, leveraging combined capabilities and improving capital efficiency on future growth projects and exploration

•	Greater financial resilience, relative to Woodside’s and BHP’s standalone petroleum businesses.

Woodside CEO and Managing Director Meg O’Neill said, “Merging Woodside with BHP’s oil and gas business delivers a stronger balance sheet, increased cash flow and enduring financial strength to fund planned developments in the near term and new energy sources into the future.

“The proven capabilities of both Woodside and BHP will deliver long-term value for shareholders through our geographically diverse and balanced portfolio of tier 1 operating assets and low-cost and low-carbon growth opportunities.

“The proposed transaction de-risks and supports Scarborough FID later this year and enables more flexible capital allocation. We will continue reducing carbon emissions from the combined portfolio towards Woodside’s ambition to be net zero by 2050.”

BHP CEO Mike Henry said, “The merger of our petroleum assets with Woodside will create an organisation with the scale, capability and expertise to meet global demand for key oil and gas resources the world will need over the energy transition.

“Bringing the BHP and Woodside assets together will provide choice for BHP shareholders, unlock synergies in how these assets are managed and allow capital to be deployed to the highest quality opportunities. The merger will also enable the skills, talent and technology of both organisations to build a resilient future as the world’s needs evolve.”

Greater scale and diversity of geographies, products and end markets to create a long-life conventional portfolio

This Transaction delivers significant benefits for both Woodside and BHP shareholders by creating a long-life conventional portfolio of scale and diversity of geography, product and end markets.

On a proforma basis, the combined business will consist of:

•	High quality conventional asset base producing around 200 MMboe (FY21 net production)

•	Diversified production mix of 46% LNG, 29% oil and condensate and 25% domestic gas and liquids (FY21 net production)

•

Wide geographic reach with production from Western Australia, east coast Australia, US Gulf of Mexico, and Trinidad and Tobago with approximately 94% of production (FY21 net production) from OECD nations

•	2P reserves of over 2 billion boe comprising 59% gas, and 41% liquids.

Resilient operating cash flows to fund shareholder returns and business evolution to support the energy transition

Significant operating cash flow will support continued strong returns to shareholders over time. Woodside will maintain its focus on disciplined growth investment and continued dividends. It is expected that Australian shareholders will benefit from the distribution of Woodside’s significant franking credit balance.

Strong growth profile with a plan to achieve targeted Scarborough FID in 2021 and capacity to phase high-return options

The Transaction will deliver expanded growth optionality for shareholders with the flexibility to phase and selectively progress near and longer term high-return options.

Woodside and BHP have developed a plan to targeted final investment decision (FID) for Scarborough (Australia) by the end of the 2021 calendar year, prior to the proposed completion date for the merger.

As part of this plan, Woodside and BHP have agreed an option for BHP to sell its 26.5 per cent interest in the Scarborough Joint Venture to Woodside and its 50 per cent interest in the Thebe and Jupiter joint ventures to Woodside if the Scarborough Joint Venture takes a FID by 15 December 2021. The option is exercisable by BHP in the second half of the 2022 calendar year and if exercised, consideration of US$1 billion is payable to BHP with adjustment from an effective date of 1 July 2021. An additional US$100 million is payable contingent upon a future FID for a Thebe development.

The Atlantis Phase 3 (US), Mad Dog Phase 2 (US), Shenzi North (US) and Sangomar Field Development Phase 1 (Senegal) projects remain on budget and on track, and along with significant brownfield expansion options, provide opportunity for near- and medium-term growth.

Longer term embedded options include the Wildling (US), Trion (Mexico), Calypso (Trinidad and Tobago) and Browse (Australia) projects. These options offer significant potential growth coupled with multiple exploration opportunities and partnerships.

Proven management and technical capability from both companies

The combined business will benefit from the joint management and technical petroleum expertise of both companies, led by Meg O’Neill as the CEO and Managing Director. Leading HSE performance, LNG production and marketing, deepwater oil development and production, exploration success, and international experience will come together to create a differentiated set of capabilities. These capabilities are further supplemented through investments in technology and low carbon solutions, and strong governance systems. In addition, it is intended that the Woodside Board will appoint a current BHP director as a Woodside director on completion.

Shared values and focus on sustainable operations, carbon management and ESG leadership

The combined business will continue to have an unrelenting focus on safe, sustainable and reliable operations, building on Woodside’s and BHP’s strong track records.

It will build on Woodside’s existing targets to reduce net emissions by 15 per cent and 30 per cent by 2025 and 2030 respectively, on the pathway to its ambition of net zero by 2050, applying these to the combined portfolio. Progress will be reported on both an operated and non-operated equity emissions basis.

In support of the goals of the Paris Climate Agreement, and to contribute to the energy transition, the combined business will focus on building and maintaining a high return and carbon-resilient portfolio which includes natural gas and new energy technologies. The combined business is expected to generate significant cash flow this decade to support the development of new energy products and low carbon solutions including hydrogen, ammonia and carbon capture and storage (CCS).

Synergies and benefits

This merger of highly complementary asset portfolios is expected to unlock material synergies. Woodside and BHP have estimated annual synergies to be in excess of US$400 million per annum (100 per cent basis, pre-tax).

These synergies are anticipated to come from:

•	Optimising corporate processes and operating costs across the entire portfolio

•	Leveraging the leading petroleum capabilities of both organisations including technology, operating, sales and marketing, infrastructure and resource development expertise

•	Optimising spend on exploration and future growth projects through the development of combined and more capital efficient opportunities.

Greater financial resilience, relative to Woodside and BHP’s standalone petroleum business

On completion of the Transaction, the combined business’ balance sheet will be strengthened by the resilience the merged portfolio delivers through the cycle. On a proforma basis (12 months to 30 June 2021), the combined business will have:

•	A large earnings base with revenue of more than US$8 billion and EBITDA of US$4.7 billion

•	Operating cash flows of more than US$3 billion supported by resilient foundation assets

•	A strong balance sheet reflected with low gearing of 12%.

Merger mechanics

Under the proposed transaction, Woodside, or a wholly owned subsidiary of Woodside, will acquire 100 per cent of the issued share capital of BHP Petroleum International Pty Ltd in exchange for shares in Woodside which will deliver 48 per cent to BHP shareholders on completion. Woodside shares will be immediately distributed to BHP shareholders. Woodside will remain listed on the ASX with listings on additional exchanges being considered.

Both the Woodside and BHP boards of directors confirm their support for the Transaction. The merger is expected to be completed in the second quarter of the 2022 calendar year with an effective date of 1 July 2021.

The Transaction is subject to confirmatory due diligence, negotiation and execution of full form transaction documents which is targeted for October 2021, and satisfaction of conditions precedent including shareholder, regulatory and other approvals. Under the merger commitment deed, each party has agreed to pursue a merger transaction and agreed to certain exclusivity arrangements and to each pay a reimbursement fee of approximately US$160 million in certain circumstances.

Woodside’s financial advisers are Gresham Advisory Partners Limited and Morgan Stanley Australia Limited, and its legal advisers are King & Wood Mallesons and Vinson & Elkins LLP.

BHP’s financial advisers are J.P. Morgan, Barclays and Goldman Sachs and its lead legal adviser is Herbert Smith Freehills.

About BHP

BHP is the world’s largest diversified natural resources company by market capitalisation with over 80,000 employees and contractors, primarily in Australia and the Americas. BHP’s products are sold worldwide and it is among the world’s top producers of major commodities, including iron ore, copper, nickel and metallurgical coal.

BHP pioneered the development of an oil and gas industry in Australia with the Bass Strait discovery in 1965. The BHP petroleum business now has conventional oil and gas assets in the US Gulf of Mexico, Australia, Trinidad and Tobago, and Algeria, and appraisal and exploration options in Mexico, Trinidad and Tobago, western US Gulf of Mexico, Eastern Canada, and Barbados.

The crude oil and condensate, gas and natural gas liquids (NGLs) produced by BHP’s petroleum assets are sold on the international spot market or domestic market. The total gross asset value of the BHP petroleum business as at 30 June 2021 was US$15.4 billion, it contributed US$3.9 billion to BHP group revenue and it generated EBITDA of US$2.3 billion for the year ended 30 June 2021.

About Woodside

Woodside led the development of the LNG industry in Australia and is applying this same pioneering spirit to solving future energy challenges. With a focused portfolio, Woodside is recognised for its world-class capabilities as an integrated upstream supplier of energy. As Australia’s leading LNG operator, Woodside operated 6% of global LNG supply in 2020. Woodside’s proven track record and distinctive capabilities are underpinned by more than 65 years of experience, making Woodside a partner of choice.

Disclaimer and important notice

This announcement is subject to:

•	the same “Disclaimer, important notice and assumptions” contained in pages 2 to 3 of Woodside’s investor presentation titled “Woodside and BHP petroleum merger” dated 17 August 2021; and

•	the same “Disclaimer” contained in page 2 of BHP’s investor presentation titled “Growing value and positioning for the future” dated 17 August 2021, each with any necessary contextual changes.

BHP contacts	Woodside contacts

Investor Relations	Investor Relations
Email: investor.relations@bhp.com	Email: investor@woodside.com.au

Australia and Asia	Damien Gare
Tara Dines	Mobile: +61 417 111 697
Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Matthew Turnbull
James Bell	Mobile: +61 410 471 079
Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas
Brian Massey
Tel: +1 713 296 7919 Mobile: +1 832 870 7677

Media Relations	Media
Email: media.relations@bhp.com	Email: christine.forster@woodside.com.au

Australia and Asia	Christine Forster
Gabrielle Notley	Mobile: +61 484 112 469
Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa
Neil Burrows
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas
Judy Dane
Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Woodside Petroleum Ltd.	Further information on Woodside can be found at woodside.com.au

ACN 004 898 962

Mia Yellagonga, 11 Mount Street Perth WA 6000, Australia	This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Tel +61 8 9348 4000

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:
Stefanie Wilkinson
Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia
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Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 17, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary